UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39978

CN Energy Group. Inc.

Building 1-B, Room 303, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province 323010

The PRC

+86-571-87555823

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reorganization of Corporate Structure

On May 14, 2021, CN Energy Group. Inc. (the “Company”) announced that it is conducting a reorganization (the “Reorganization”) in order to simplify its corporate structure and make use of supportive local government policies. The Reorganization consists of (i) share transfer transactions between certain wholly owned subsidiaries of the Company (collectively, the “Share Transfer Transactions”) and (ii) the formation of a company with limited liability under PRC law, Zhejiang CN Energy New Material Co., Ltd., which will be wholly owned by CN Energy Industrial Development Co., Ltd., an indirect wholly owned subsidiary of the Company (“CN Energy Development”). As of the date of this report, the Reorganization is in process and not yet completed.

The following diagram illustrates the Company’s corporate structure prior to the Reorganization:

The following diagram illustrates the Company’s corporate structure after the Reorganization:

The following is a description of the share transfer agreements entered into in connection with the Share Transfer Transactions as part of the Reorganization. The description does not purport to be complete and is qualified in its entirety by reference to the full text of the share transfer agreements, which are filed as Exhibits 10.1, 10.2, and 10.3 and are incorporated herein by reference. Neither the Company nor any of its affiliates will incur any payment obligation to any outside party as a result of the Share Transfer Transactions. All cash considerations received or paid in connection therewith are deemed intercompany amounts and will eliminate on consolidation.

On May 13, 2021, Manzhouli CN Energy Technology Co., Ltd., an indirect wholly owned subsidiary of the Company (“Manzhouli CN Technology”), and Zhejiang CN Energy Technology Development Co., Ltd., an indirect wholly owned subsidiary of the Company (“Zhejiang CN Energy”) entered into a share transfer agreement (the “CN Energy Development STA”). Pursuant to the CN Energy Development STA, Manzhouli CN Technology agreed to transfer 60% of the equity interests in CN Energy Development to Zhejiang CN Energy for a cash consideration of RMB30,000,000.

On May 13, 2021, CN Energy Development and Greater Khingan Range Forasen Energy Technology Co., Ltd., a wholly owned subsidiary of CN Energy Development (“Khingan Forasen”) entered into a share transfer agreement (the “Manzhouli STA”). Pursuant to the Manzhouli STA, Khingan Forasen agreed to sell and CN Energy Development agreed to buy 100% equity interests in Manzhouli Zhongxing Energy Technology Co., Ltd. for a cash consideration of RMB20,000,000.

On May 13, 2021, Khingan Forasen and CN Energy Development entered into another share transfer agreement (the “Hangzhou Forasen STA”). Pursuant to the Hangzhou Forasen STA, Khingan Forasen agreed to transfer 100% of the equity interests in Hangzhou Forasen Technology Co., Ltd. to CN Energy Development for a cash consideration of RMB20,000,000.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share transfer agreement dated May 13, 2021 by and between Manzhouli CN Technology and Zhejiang CN Energy
10.2	Share transfer agreement dated May 13, 2021 by and between CN Energy Development and Khingan Forasen
10.3	Share transfer agreement dated May 13, 2021 by and between CN Energy Development and Khingan Forasen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: May 14, 2021	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer